Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna to release first quarter 2022 financial results on May 11, 2022; Conference call at 12 p.m. Eastern time on May 12, 2022

Vancouver, May 2, 2022 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it will release its financial statements and MD&A for the first quarter of 2022 on Wednesday, May 11, 2022 after the market closes.

A conference call to discuss the financial and operational results will be held on Thursday, May 12, 2022 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America and Paul Criddle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, May 12, 2022

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 798106

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 45424

Playback of the earnings call will be available until Thursday, May 26, 2022. Playback of the webcast will be available until Friday, May 12, 2023. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com